UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Gentiva Health Services, Inc.

(Name of Subject Company)

Kindred Healthcare Development 2, Inc.

(Offeror)

Kindred Healthcare, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

37247A102

(Cusip Number of Class of Securities)

Joseph L. Landenwich, Esq.

Co-General Counsel and Corporate Secretary

680 South Fourth Street

Louisville, Kentucky 40202

502-596-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ethan A. Klingsberg, Esq.

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On June 16, 2014, Kindred Healthcare, Inc. issued the following press release announcing its intention to commence a tender offer on June 17, 2014, to acquire all of the outstanding shares of common stock, par value $0.10 per share, of Gentiva Health Services, Inc., a Delaware corporation, together with the associated preferred share purchase rights (the “Shares”), for $14.50 per Share in cash:

KINDRED HEALTHCARE TO COMMENCE ALL-CASH TENDER OFFER TO ACQUIRE

ALL OUTSTANDING SHARES OF GENTIVA HEALTH SERVICES FOR $14.50 PER SHARE

Combination Would Create Nation’s Leading Provider of Integrated Post-Acute Care

Kindred Strongly Prefers a Negotiated Cash and Stock Transaction to

Maximize Value Creation for Both Kindred’s and Gentiva’s Patients, Employees and Shareholders

Kindred Intends to Amend Offer to Purchase 14.9% of Gentiva Common Stock

If Gentiva Refuses to Redeem Poison Pill

LOUISVILLE, Ky. (June 16, 2014) – Kindred Healthcare, Inc. (“Kindred” or “the Company”) (NYSE:KND) today announced that tomorrow it will commence a cash tender offer to acquire all of the outstanding shares of common stock of Gentiva Health Services, Inc. (“Gentiva”) (NASDAQ:GTIV), together with the associated preferred share purchase rights, for $14.50 per share in cash, for a total equity value of approximately $573 million. With the assumption of Gentiva’s debt, the transaction would be valued at approximately $1.7 billion.

The offer represents a 70% premium to Gentiva’s closing share price on May 14, 2014 (the day prior to Kindred making public its proposal to acquire Gentiva), a 64% premium over Gentiva’s 60-day volume-weighted average closing price on May 14, 2014, and a 45% premium to Wall Street analysts’ unaffected one-year median price target of $10.00 per share.

In light of the Gentiva Board’s recent implementation of a poison pill (also known as a “shareholder rights plan”), Kindred intends to amend the offer to seek to purchase 14.9% of Gentiva’s outstanding shares and become Gentiva’s largest shareholder. The purchase of these shares is subject to certain conditions being satisfied at the time the offer is scheduled to expire, including a majority of outstanding shares being validly tendered and not withdrawn. Kindred will extend the offer for at least 10 business days following the announcement of any such amendment and return any previously tendered shares so as to allow shareholders to decide whether to participate in the amended offer. Kindred also announced that it intends to promptly make the necessary filings to seek clearance of the proposed transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Paul J. Diaz, Chief Executive Officer of the Company, said, “Kindred is at the forefront of improving the healthcare delivery system, and the acquisition of Gentiva would enhance Kindred’s position as the nation’s premier post-acute care provider. We believe that our enhanced $14.50 per share cash tender offer would deliver a significant and immediate premium to Gentiva’s shareholders, and we remain confident that uniting our two highly complementary businesses would create a unique platform for coordinated patient care and deliver compelling clinical, strategic and financial benefits for all stakeholders. Together, Kindred and Gentiva would advance Kindred’s ‘Continue the Care’ strategy to deliver superior, cost-effective care that allows patients to complete their recovery and transition home more quickly.”

Mr. Diaz continued, “Although Gentiva’s Board has put in place a poison pill, we are moving forward with an all-cash tender offer to demonstrate our commitment to completing this transaction and to provide Gentiva shareholders with an opportunity to make their collective voice heard. We hope the Board and management team of Gentiva view today’s actions as tangible evidence of our determination to seeing this process through. We continue to believe a transaction with Gentiva is an extraordinary opportunity for both companies, our patients, employees and shareholders.”

- MORE -

Benjamin A. Breier, President and Chief Operating Officer of the Company, said, “Should Gentiva’s Board commence good-faith discussions, we are willing to offer cash and stock in a structure that would allow Gentiva shareholders to participate in the synergies and upside potential of the proposed combination. Despite the barriers the Gentiva Board has erected in an effort to prevent Gentiva shareholders from maximizing the value of their investment, we remain confident that we will succeed in consummating this value-enhancing transaction for the benefit of both companies’ shareholders, patients and employees. We urge Gentiva shareholders to support the Kindred offer and send a strong message to the Gentiva Board that continued refusal to engage in discussions regarding our premium offer is contrary to the best interests of Gentiva and its owners.”

Citigroup is acting as financial advisor to Kindred. Cleary Gottlieb Steen & Hamilton LLP is acting as legal advisor and Gibson, Dunn & Crutcher LLP is serving as special counsel to Kindred.

Conference Call and Additional Presentation Materials

Kindred’s management team will discuss this announcement in a presentation to analysts and investors today at 5:00 p.m. (Eastern Time). Interested parties can listen to the presentation by dialing (888) 802-8577 (U.S.) or (404) 665-9928 (International), conference code 61670302. A webcast of the presentation will be made available on the Company’s website at www.kindredhealthcare.com. The presentation will feature accompanying slides, which can be accessed through the Investors section of the Company’s website.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The solicitation and offer to buy Gentiva common stock will only be made pursuant to an offer to purchase and related materials. Investors and shareholders should read those filings carefully when they become available as they will contain important information. Those documents, if and when filed, as well as Kindred’s other public filings with the Securities and Exchange Commission (the “SEC”), may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com. The Offer to Purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 (collect) or (800) 859-8508 (toll-free) or by email at gentivaoffer@dfking.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the tender offer for Gentiva common stock and the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the SEC.

Risks and uncertainties related to the tender offer and proposed transaction with Gentiva include, but are not limited to, uncertainty as to whether the Company will further pursue, enter into or consummate the offer or any transaction on the proposed terms or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the offer or any transaction, uncertainties as to the timing of the offer or any transaction, adverse effects on the Company’s stock price resulting from the announcement or consummation of the offer or any transaction or any failure to complete the offer or any transaction, competitive responses to the announcement or consummation of the offer or any transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the offer or any transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the offer or any transaction, uncertainties as to whether the consummation of the offer or any transaction will have the accretive effect on our earnings or cash flows that we expect, unexpected costs, liabilities, charges or expenses resulting from the offer or any transaction, litigation relating to the offer or any transaction, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-150 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of $5 billion and approximately 63,000 employees in 47 states. At March 31, 2014, Kindred through its subsidiaries provided healthcare services in 2,313 locations, including 100 transitional care hospitals, five inpatient rehabilitation hospitals, 99 nursing centers, 22 sub-acute units, 157 Kindred at Home hospice, home health and non-medical home care locations, 105 inpatient rehabilitation units (hospital-based) and a contract rehabilitation services business, RehabCare, which served 1,825 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies for six years in a row, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.

Contacts

Media Susan Moss Senior Vice President, Marketing and Communications Kindred Healthcare, Inc. 502-596-7296 or Andy Brimmer / Andrew Siegel Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	Investors and Analysts Hank Robinson Senior Vice President, Tax and Treasurer Kindred Healthcare, Inc. 502-596-7732 or Jordan Kovler / Kristian Klein D.F. King & Co., Inc. 212-493-6990/ 212-232-2247